Exhibit 99.1

Overseas Toys, L.P.

9130 West Sunset Boulevard

Los Angeles, California 90069

April 15, 2005

Via Facsimile and FedEx

Simon Worldwide, Inc.

5200 W. Century Boulevard

Los Angeles, CA 90045

Attn:	George G. Golleher and J. Anthony Kouba,
Members of the Executive Committee

RE:	Simon Worldwide, Inc. (the “Company”)

Dear Messrs. Golleher and Kouba:

Overseas Toys, L.P., the holder of all of the issued and outstanding shares of Series A Preferred Stock of the Company (the “Preferred Stockholder”), wishes to designate directors to the Board of the Company.

Pursuant to Sections 4.5(e) and (f) of the Securities Purchase Agreement, dated as of September 1, 1999 (the “Agreement”), between the Preferred Stockholder and the Company (as successor in interest to Cyrk, Inc.), the Preferred Stockholder hereby designates Ira Tochner and Erika Paulson as its replacement members to fill, effective as of the date hereof, the vacancies created on the Board of Directors of the Company by the prior resignations of Ronald Burkle and Erika Paulson.  In addition, the Preferred Stockholder would like to exercise its right under the Agreement to designate Mr. Tochner as Chairman of the Board, effective as of the date hereof.

The Preferred Stockholder would also like to designate Steve Mortensen to fill the third Board seat to which it is entitled.  As no annual meeting of the stockholders of the Company has been called or held in recent years, we are not able to determine how best to effect the designation of Mr. Mortensen under current circumstances.  We are amenable to discussing with the Board of Directors the most efficient means of doing so.

I would appreciate a prompt reply from the Company acknowledging and agreeing to the requests set forth in this letter.

Sincerely,

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC, its General Partner
By: OA3, LLC, its Managing Member

By:	/s/ Robert Bermingham
Robert Bermingham, its Secretary

cc:                                 Ronald W. Burkle

Ira Tochner

Erika Paulson

Robert Adler